Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2014		2013		2014		2013
Earnings:
Income (loss) before income taxes	$86.4		$106.6		$257.8		$185.3
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(1.1)		(1.6)		(0.9)		(3.4)
Fixed charges	39.7		38.7		119.2		126.2
Earnings	$125.0		$143.7		$376.1		$308.1
Fixed charges:
Interest expense, including debt discount amortization	$28.8		$31.8		$90.9		$96.6
Amortization/writeoff of debt issuance costs	4.4		2.0		8.6		11.5
Portion of rental expense representative of interest factor (assumed to be 33%)	6.5		4.9		19.7		18.1
Fixed charges	$39.7		$38.7		$119.2		$126.2
Ratio of earnings to fixed charges	3.1	x	3.7	x	3.2	x	2.4	x
Amount of earnings deficiency for coverage of fixed charges	$—		$—		$—		$—